United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale informs resubmission of the Distance Voting Ballot for the Annual General Meeting

Rio de Janeiro, April 6, 2022 - Vale S.A. ("Vale" or "Company") informs its shareholders and the market in general that, on this date, the Distance Voting Ballot released on March 11, 2022 ("BVD") was resubmitted, with a change in the matter referring to the election of the members of the Fiscal Council, which will take place at the Company's Annual General Meeting of Shareholders to be held on April 29, 2022 ("Meeting"). The resubmission of the BVD is due to:

i) inclusion of Mr. Nelson de Menezes Filho as an alternate candidate of Mr. Márcio de Souza, for the election of the Company's Fiscal Council;

(ii) inclusion of Mr. Raphael Manhães Martins and Mrs. Adriana de Andrade Solé as candidates for the election of effective and alternate members, respectively, of the Company's Fiscal Council;

(iii) inclusion of Ms. Heloísa Belotti Bedicks and Mr. Rodrigo Mesquita Pereira as candidates for the election of effective and alternate members, respectively, of the Company's Fiscal Council; and

(iv) inclusion of Mr. Robert Juenemann and Mrs. Jandaraci Ferreira de Araujo, as candidates for the election of effective and alternate members, respectively, of the Company's Fiscal Council.

If the shareholder has already submitted the BVD and wishes to resubmit it to consider the nominees included in the proposed resolution, it must do so observing the deadline originally established, of 7 (seven) days before the Meeting, that is, until April 22, 2022.

The Company informs that it also resubmitted the Management Proposal and the Proxy Statement. The documents are available on Vale’s website (www.vale.com/investidores), Corporate Governance section, subsection Minutes of Meetings and Meetings and also on the “2022 General Meetings” banner, in addition to the CVM website (www.cvm.gov.br).

The Company's Investor Relations area is at your disposal. for any clarifications that may be necessary through assembleias@vale.com.

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 6, 2022		Head of Investor Relations